EXHIBIT 12.2

TEXTRON INC.
INCLUDING ALL MAJORITY-OWNED SUBSIDIARIES

COMPUTATION OF RATIO OF INCOME TO
COMBINED FIXED CHARGES AND PREFERRED SECURITIES DIVIDENDS

(unaudited)

(In millions except ratio)

Nine Months Ended September 29, 2001
Fixed charges:
Interest expense	$350
Distributions on preferred securities of subsidiary trusts	19
Estimated interest portion of rents	25
Total fixed charges	$394

Income:
Loss before income taxes and distributions on preferred securities of subsidiary trusts	$(3)
Fixed charges *	375
Adjusted income	$372

Ratio of income to fixed charges	.94

For the nine months ended September 29, 2001, earnings are insufficient to cover fixed charges as evidenced by a less than one-to-one coverage ratio as shown above. Additional earnings of $22 million were necessary to provide a one-to-one coverage ratio. If the special charges and restructuring-related expenses, including a write-down of goodwill and intangibles related to its OmniQuip business, of $415 million were excluded from the calculation, the ratio would be 2.00.

*     Adjusted to exclude distributions on preferred securities of subsidiary trusts.